# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Super League Enterprise, Inc., CIK 0001621672
CUSIP: 86804F301
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 2912 Colorado Ave., Suite #203, Santa Monica, California (CA), 90404
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001019056-24-000301
Filed by CIK 0001965743

## Reporting persons
- Tasso Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,228,950; sole dispositive power 0; shared dispositive power 1,228,950; aggregate amount beneficially owned 1,228,950 (5.05% of the class)
  Comment: (1) Tasso Partners, LLC owns the Super League Enterprise, Inc. (the "Issuer") shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC.
  
  (2) Shared voting power and shared dispositive power consists of 1,228,950 shares of common stock held by the Reporting Person.
  
  (3) The percentage of ownership was calculated based on a denominator which is the sum of 24,333,456 Common Stock outstanding as of the filing date of this report.
- Dana Carrera: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,228,950; sole dispositive power 167,250; shared dispositive power 1,228,950; aggregate amount beneficially owned 1,396,200 (5.74% of the class)
  Comment: (1) Tasso Partners, LLC owns the Super League Enterprise, Inc. (the "Issuer") shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera controls Tasso Capital, LLC.
  
  (2) Shared voting power and shared dispositive power consists of 1,228,950 shares of Common Stock held by the Reporting Person which are beneficially owned by Dana Carrera, which is the trustee of GCL Family Trust (the "Trust"), and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
  
  (3) Sole dispositive power consists of 125,000 shares of Common Stock owned by the Trust, which are beneficially owned by Dana Carrera, the trustee of the Trust.
  
  (4) Aggregate amount of beneficial ownership consists of 1,396,200 shares of Common Stock which are beneficially owned by Dana Carrera, the trustee of the Trust, and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended;
  
  (5) The percentage of ownership was calculated based on a denominator which is the sum of (i) 24,333,456 shares of common stock outstanding as of the filing date of this report, and (ii) 1,396,200 shares of Common Stock which are beneficially owned by Dana Carrera and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

## Item 1. Issuer
Name of issuer: Super League Enterprise, Inc.
Address of issuer's principal executive offices: 2912 Colorado Ave., Suite #203, Santa Monica, CA 90404

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of:
(1) Tasso Partners, LLC
(2) Dana Carrera.

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is:
P.O. Box 503
Rumson, NJ 07760
Citizenship:
Citizenship:

Tasso Partners, LLC is a limited liability company organized under the laws of the State of Delaware.
Dana Carrera is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Tasso Partners, LLC - 1,228,950 shares of common stock
Dana Carrera - 1,396,200 shares of common stock
Percent of class:
Tasso Partners, LLC - 5.05%
Dana Carrera - 5.74%
Sole power to vote or to direct the vote:
Tasso Partners, LLC - 0
Dana Carrera - 167,250
Shared power to vote or to direct the vote:
Tasso Partners, LLC - 1,228,950
Dana Carrera - 1,228,950
Sole power to dispose or to direct the disposition:
Tasso Partners, LLC - 0
Dana Carrera - 167,250
Shared power to dispose or to direct the disposition:
Tasso Partners, LLC - 1,228,950
Dana Carrera -1,228,950

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Tasso Partners, LLC owns the Issuer shares; Tasso Capital, LLC is the manager which controls Tasso Partners, LLC and Dana Carrera is the trustee of the Trust and controls Tasso Capital, LLC.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tasso Partners, LLC: /s/ Dana Carrera, Dana Carrera/Manager of Tasso Capital, LLC, which controls Tasso Partners, LLC (05/15/2025)
- Dana Carrera: /s/ Dana Carrera, Dana Carrera (05/15/2025)